UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

Herbjørn Hansson, Founder, Chairman & Chief Executive Officer

Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is management’s discussion and analysis of financial condition and results of operations and the condensed financial statements of Nordic American Tankers Limited, or the Company, as of and for the six months ended June 30, 2024.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: September 30, 2024	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Founder, Chairman and Chief Executive Officer

EXHIBIT 1

NORDIC AMERICAN TANKERS LIMITED (NYSE:NAT)

As used herein, “we,” “us,” “our” and “the Company” all refer to Nordic American Tankers Limited, together with its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 29, 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2024

GENERAL

Nordic American Tankers Limited (“NAT”) was formed on June 12, 1995 under the laws of the Islands of Bermuda. The Company’s shares trade under the symbol “NAT” on the New York Stock Exchange.

The Company is an international tanker company that currently has a fleet of 20 Suezmax tankers of which the vast majority have been built in South Korea. The Company took delivery of the 2016-built Suezmax vessel, Nordic Hawk, in December 2023 and there have been no changes to the fleet in 2024.

The vessels in our fleet are homogeneous and have approximately the same freight capacity. We have two vessels currently on longer term time charter agreements.

Our Fleet

Vessel	Built
Nordic Apollo	2003
Nordic Pollux	2003
Nordic Luna	2004
Nordic Castor	2004
Nordic Freedom	2005
Nordic Sprinter	2005
Nordic Skier	2005
Nordic Vega	2010
Nordic Light	2010
Nordic Cross	2010
Nordic Breeze	2011
Nordic Zenith	2011
Nordic Hawk	2016
Nordic Star	2016
Nordic Space	2017
Nordic Aquarius	2018
Nordic Cygnus	2018
Nordic Tellus	2018
Nordic Hunter	2022
Nordic Harrier	2022

Recent Developments

On August 29, 2024, we declared a dividend of $0.12 cent per share in respect of the results for the second quarter of 2024, which is payable on November 26, 2024.

The Tanker Market – First Six Months of 2024

The tanker market rates for the first six months ended June 30, 2024, were lower than in the same period in 2023. Brokers report earnings of about $54,000 per day in 2024 against about $66,000 per day in the same period in 2023. From the time a voyage is booked and the rate is reported to the market until the vessel loads the cargo and commences the voyage there can be a delay of up to 30 days. As such, from an accounting perspective, a voyage booked at the end of a quarter may see the majority of its revenues being recorded in the following quarter’s results. The earnings for vessel operators are, for this reason, not necessarily expected to fluctuate in an identical manner as the indicative rates reported by brokers on a quarter by quarter basis.

The average Suezmax earnings reported by brokers for the first six months of 2024 continued to be impacted by increased transport distances. These increased distances stem from both international sanctions against Russian oil and tensions in the Middle East. Most public shipping companies avoid the Suez Canal due to the escalating tensions in the area, with the Houthis in the Red Sea being a direct threat to commercial shipping to and from the Suez Canal. Although the tanker market earnings and fundamentals are very strong, rates are lower compared to the same period last year. The reasons cited are the continued OPEC-cuts, with Saudi Arabia taking the main share of these cuts, in combination with vessels returning to the regular market from sanctioned oil transportation.

For the six months ended June 30, 2024, the global conventional Suezmax fleet consisted of 580 vessels. The Suezmax orderbook has increased from last year and stood at 98 conventional Suezmax vessels, which represents 16.9% of the world conventional Suezmax fleet. Considering the long lead time to delivery for new vessels, the orderbook continues to be encouraging for the market balance going forward.

OPERATING AND FINANCIAL REVIEW

Results of operations

The fleet as of June 30, 2024, consisted of 20 vessels. One Suezmax vessel, Nordic Hawk, was added to the fleet in December 2023. The majority of our vessels are employed in the spot market and our two 2022-built vessels are employed on six-year time charter agreements that commenced in 2022.

SIX MONTHS ENDED JUNE 30, 2024 COMPARED TO SIX MONTHS ENDED JUNE 30, 2023 (UNAUDITED)

All figures in USD ‘000	Six months ended June 30,
	2024	2023	Variance
Voyage Revenues	193,096	220,534	(12.44)%
Voyage Expenses	(66,425)	(65,643)	1.19%
Vessel Operating Expenses	(32,329)	(29,877)	8.21%
Depreciation Expense	(28,071)	(25,449)	10.30%
General and Administrative Expenses	(13,934)	(10,742)	29.72%
Net Operating Income	52,337	88,823	(41.08)%
Interest Income	427	656	(34.91)%
Interest Expense	(15,916)	(15,738)	1.13%
Other Financial Income (Expense)	(186)	(20)	830.0%
Net Income	36,662	73,721	(50.27)%

The following table reconciles our net voyage revenues to voyage revenues and the corresponding number of revenue (TCE) days.

All figures in USD ‘000 except TCE rate per day	Six months ended June 30,
	2024	2023	Variance
Voyage Revenue	193,096	220,534	(12.44)%
Less Voyage Expenses	(66,425)	(65,643)	1.19%
Net Voyage Revenue (1)	126,671	154,891	(18.22)%
Vessel Calendar Days (2)	3,640	3,439	5.84%
Less Off-hire Days (3)	(29)	(51)	(43.14)%
Total TCE days	3,611	3,388	6.58%
TCE Rate per day (1)	35,079	45,713	(23.27)%

(1)
Management believes that net voyage revenue, a non-GAAP financial measure, provides additional meaningful information because it enables us to compare the profitability of our vessels which are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the Total TCE days provides the Time Charter Equivalent (TCE) Rate per day. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards.

(2)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(3)	Scheduled off-hire is 4 days out of the total 29 days for the six months ended June 30, 2024 and 22 days out of the total 51 days for the six months ended June 30, 2023.

Voyage revenues in the six months ended June 30, 2024, decreased by $27.4 million to $193.1 million, or 12.44%, compared to $220.5 million in the same period ended June 30, 2023, mainly as a result of a decrease in the Suezmax tanker rates achieved in the market (for further information see the section above entitled “The Tanker Market – First Six Months of 2024”). Our TCE rate per day for the first six months of 2024 came in at $35,079 compared to $45,713 in the same period ended June 30, 2023, which is a decrease of 23.27%.

Voyage expenses in the six months ended June 30, 2024, increased marginally by $0.8 million to $66.4 million, or 1.19%, compared to $65.6 million in the same period ended June 30, 2023, mainly as a result of a increase in bunker expenditure of $2.2 million, offset by a decrease in port charges of $1.0 million and a decrease in commissions of $1.1 million.

Operating Expenses in the six months ended June 30, 2024, increased by $2.4 million to $32.3 million, or 8.21%, compared to $29.9 million in the same period ended June 30, 2023. The increase is mainly as a result of an increase in Vessel Calendar Days in 2024 compared to the same period in 2023. In cooperation with our technical managers we maintain our focus on keeping the fleet in top technical condition whilst keeping costs low.

General and administrative expenses in the six months ended June 30, 2024, increased by $3.2 million to $13.9 million, or 29.72%, compared to $10.7 million in the same period ended June 30, 2023, mainly as a result of increased staff cost from general salary increases and bonuses in 2024.

Depreciation expense in the six months ended June 30, 2024, increased by $2.6 million to $28.1 million, or 10.30%, compared to $25.4 million in the six months ended June 30, 2023, mainly as a result of the addition of one new vessel to the fleet at the end of 2023 that has been depreciated for the full period in the first six months of 2024.

Interest expense in the six months ended June 30, 2024, increased marginally by $0.2 million to $15.9 million, or 1.13%, compared to $15.7 million in the same period ended June 30, 2023, mainly as a result of an increase in the floating interest rate debt from the financing of Nordic Hawk and the associated interest cost incurred for the full period in the first six months of 2024, offset by a reduction in interest bearing debt due to repayments occurring from June 30, 2023 to June 30, 2024. We have at the end of the 12-months’ period following June 30, 2023, increased our debt by $50.5 million for the financing of Nordic Hawk (acquired in December 2023) and reduced our remaining outstanding debt facilities with about $43.8 million.

Cash flows provided by operating activities in the six months ended June 30, 2024, decreased to $70.3 million from $99.1 million for the same period ended June 30, 2023. The change in cash flows provided by operating activities is primarily due to a decrease in freight rates achieved in the first half of 2024 compared to 2023.

Cash flows used in investing activities increased to $2.1 million for the six months ended June 30, 2024, from $0.3 million for the six months ended June 30, 2023. The increase of cash flows used in investing activities is primarily due to an increase in investment in other fixed assets.

Cash flows used in financing activities decreased to $53.9 million for the six months ended June 30, 2024, from $59.6 million in the six months ended June 30, 2023. The decrease of cash flows used in financing activities in the period ended June 30, 2024, is primarily due to lower repayments of $12.0 million on our borrowing facilities compared to the same period in 2023, offset by an increase of $6.3 million in distributed dividends in 2024 compared to the same period in 2023.

Liquidity and Capital Resources

Our main liquidity requirements are related to voyage cost and operating cost for our vessels, repayments of loans and related interest charges, general and administration cost, capital expenditure related to our vessels including acquisition of vessels and working capital needs.

On a regular basis, we perform cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and the compliance with financial and security ratios under our existing and future financing agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations. We prepare cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated future charter rates. We apply an average of several broker estimates in combination with own estimates for the coming 12-months period. Freight rates in the first half of 2024 have been significantly above our break-even levels. Based on the current tanker market and outlook, we expect freight rates to stay at levels generating positive cash flows for at least the next 12 months, and we believe that the current cash, cash equivalents and restricted cash and cash expected to be generated from operations, together with remaining amount of $26.4 million available under the $60 million 2022 ATM program, are sufficient to meet the working capital needs and other liquidity requirements for the next 12 months from the date of this report. We refer to information discussed below related to the maturity of the 2019 Senior Secured Credit Facility in February 2025.

Cash, restricted cash and cash equivalents are predominantly held in U.S. Dollars. Cash and cash equivalents was in total $40.8 million and $31.1 million as of June 30, 2024 and December 31, 2023, respectively. Restricted cash was $6.8 million and $2.3 million as of June 30, 2024 and December 31, 2023, respectively. The restricted cash deposit is nominated and available for use for drydocking and other capex commitments related to the vessels used as collateral under the 2019 Senior Secured Credit Facility.

Our Borrowing Activities

We have two lenders financing our fleet of twenty Suezmax tankers; (1) the 2019 Senior Secured Credit Facility, including the $30 million Accordion Loan, secured by fourteen vessels built prior to 2017, and (2) the Financing of 2018-built vessels that is related to the three vessels built in 2018, the Financing of 2022-built vessels that is related to the two vessels built in 2022 and the Financing of Nordic Hawk that is related to the 2016-built vessel, Nordic Hawk, delivered to the Company in 2023.

2019 Senior Secured Credit Facility and $30 million Accordion Loan

On February 12, 2019 we entered into a five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over fourteen vessels built in the period from 2003 to 2017 and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating interest rate and matures in February 2025 after an extension of twelve months from the original maturity date in February 2024. Further, the agreement contains an excess cash mechanism that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. The agreement contains covenants that require a minimum liquidity of $20.0 million and a loan-to-vessel value ratio of maximum 70%.

On December 16, 2020, we entered into a loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating interest rate and matures in February 2025. Excess cash flow payments as described above are applied to the balance of the 2019 Senior Secured Credit Facility before being applied to the $30 million Accordion Loan. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, same financial covenants and repayment clauses.

As of December 31, 2023, the total outstanding balance was $84.6 million, and we presented $11.7 million, net of deferred financing costs of $0.4 million, under Current Portion of Long-Term Debt. The Excess Cash Flow payment generated from the earnings in the fourth quarter of 2023 was waived by the lender and the Company applied the cash to the acquisition of the 2016-built vessel, Nordic Hawk, that was delivered to us in December 2023.

In the first six months of 2024, we have repaid $6.0 million in total and the outstanding balance as of June 30, 2024, was $78.6 million. Excess Cash Flow payments generated from earnings in 2024 have been waived by the lender and we have paid the regular loan repayments in 2024.

The credit facility matures in February 2025 and the remaining loan balance of $78.6 million is presented as current liabilities in our balance sheet. The facility has to be repaid with cash generated from operations, refinanced with a new facility or that an extension of the maturity date is agreed with the current lender or being repaid with proceeds from sale of assets. As of the date of this report, we have not determined which alternative will be pursued. Although not a preference, our 2022 ATM also provides flexibility. As of June 30, 2024, the loan-to-value ratio was about 12% based on the average of two broker estimates for the fourteen vessels used as collateral for loan and we consider that we have flexibility and options available in relation to the maturity of the loan.

Financing of the 2018-built vessels

We have three vessels that were built and delivered in 2018. Under the terms of the financing agreement, the lender provided financing of 77.5% of the purchase price for each of the three vessels. Upon delivery of each of the vessels, we entered into ten-year bareboat charter agreements. We have obligations to purchase each vessel for $13.6 million upon the completion of the ten-year bareboat charter agreements and have the option to purchase the vessels after sixty and eighty-four months. The purchase options must be declared six months in advance of the anniversaries for each vessel and the next anniversaries are in 2025. The financing agreement contains certain financial covenants requiring us on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $82.7 million and $87.2 million as of June 30, 2024 and December 31, 2023, respectively, where $9.1 million and $8.9 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of the 2022-built Vessels

The two vessels, Nordic Harrier and Nordic Hunter, were delivered from Samsung shipyard in 2022. Under the terms of the financing agreement, the lender provided financing of 80.0% of the purchase price for each of the two vessels. Upon delivery of each of the vessels, we entered into ten-year bareboat charter agreements. We have obligations to purchase the vessels for $16.5 million for each vessel upon the completion of the ten-year bareboat charter agreements and have the option to purchase the vessels after sixty and eighty-four months. The financing agreements contain certain financial covenants requiring us on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $76.6 million and $79.4 million as of June 30, 2024 and December 31, 2023, respectively, where $5.4 million and $5.4 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of Nordic Hawk

The 2016-built vessel, Nordic Hawk, was delivered to us in December 2023. Under the terms of the financing agreement, the lender provided financing of 75.0% of the purchase price. Upon delivery of the vessel, we entered into an eight-year bareboat charter agreement. We have an obligation to purchase the vessel for $5.9 million upon the completion of the eight-year bareboat charter agreement and have the option to purchase the vessel after sixty and eighty-four months. The financing agreement contains certain financial covenants requiring us on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $50.5 million and $53.4 million as of June 30, 2024 and December 31, 2023, respectively, where $5.9 million and $5.9 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Equity

On February 14, 2022, we entered into an equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. In 2023 and 2024, we have not raised any proceeds from the ATM and we have a gross remaining available balance of $26.4 million under this ATM. Based on the share price of the Company of $3.62 as of September 26, 2024, it would have resulted in 7,304,736 new shares being issued, if fully utilizing the remaining balance available of the $60 million 2022 ATM.

Contractual Obligations

The following table sets out our long-term contractual obligations outstanding as of June 30, 2024 (all figures in thousands of USD).

	Total	2024*	2025 - 2026	2027 - 2028	Thereafter
2019 Senior Secured Credit Facility (1)	78,601	5,290	73,311	-	-
Interest Payments (2)	5,065	4,192	873	-	-
Financing of 2018 - built Vessels (3)	82,747	4,646	19,508	58,593	-
Interest Payments (4)	26,530	4,097	13,930	8,503	-
Financing of 2022 – built Vessels (5)	76,609	2,773	11,000	11,015	51,821
Interest Payments (6)	45,537	3,941	14,252	12,013	15,331
Financing of Nordic Hawk (7)	50,548	3,025	12,016	12,016	23,491
Interest Payments (8)	22,015	2,564	8,648	6,187	4,616
Operating Lease Liabilities (9)	936	306	275	275	80
Total	388,588	30,834	153,813	108,602	95,339
* Q3 + Q4 2024
Notes:
(1)
Refers to our obligation to repay outstanding indebtedness under the 2019 Senior Secured Credit Facility including the Accordion Loan as of June 30, 2024. The facilities contain an excess cash flow mechanism that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed amortization.

(2)
Refers to estimated interest payments over the term of outstanding indebtedness of the 2019 Senior Secured Credit Facility including the Accordion Loan as of June 30, 2024. Estimate is based on applicable interest rate as of June 30, 2024, agreed amortization and amount outstanding as of June 30, 2024.

(3)	Refers to obligation to repay indebtedness outstanding as of June 30, 2024 for three 2018-built vessels.
(4)
Refers to estimated interest payments over the term of the indebtedness outstanding as of June 30, 2024 for the financing of the three 2018-built vessels. Estimate based on applicable interest rates as of June 30, 2024. The SOFR element included in the interest rates are adjusted annually and take place at the anniversaries of the vessels in the third and fourth quarter of the fiscal year.

(5)	Refers to obligation to repay indebtedness outstanding as of June 30, 2024 for the two 2022-built vessels.
(6)
Refers to estimated interest payments over the term of the indebtedness outstanding as of June 30, 2024 for the financing of the two 2022-built vessels. Estimate based on applicable interest rates as of June 30, 2024. The SOFR element included in the interest rates are adjusted on a quarterly basis.

(7)	Refers to obligation to repay indebtedness outstanding as of June 30, 2024 for the 2016-built vessel, Nordic Hawk.
(8)
Refers to estimated interest payments over the term of the indebtedness outstanding as of June 30, 2024, for the financing of the 2016-built vessel, Nordic Hawk. Estimate is based on applicable interest rate as of June 30, 2024. The SOFR element included in the interest rates are adjusted on a quarterly basis.

(9)	Refers to the future obligation as of June 30, 2024, to pay for operating lease liabilities at nominal values.

* * * *

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contact:
Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Founder, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nat.bm

Nordic American Tankers Ltd.

Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2024

Condensed Consolidated Statements of Operations

Condensed Consolidated Statements of Comprehensive Income (Loss)

Condensed Consolidated Balance Sheets

Condensed Consolidated Statements of Cash Flows

Condensed Consolidated Statements of Shareholders’ Equity

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations for the SIX Months Ended June 30, 2024 and 2023 (Unaudited)
All figures in USD ‘000, except share and per share amount

	Six Months Ended June 30,
	2024	2023
Voyage Revenues	193,096	220,534
Voyage Expenses	(66,425)	(65,643)
Vessel Operating Expenses	(32,329)	(29,877)
Depreciation Expenses	(28,071)	(25,449)
General and Administrative Expenses	(13,934)	(10,742)
Net Operating Income	52,337	88,823

Interest Income	427	656
Interest Expenses	(15,916)	(15,738)
Other Financial Income (Expenses)	(186)	(20)
Total Other Expenses	(15,675)	(15,102)
Net Income Before Income Taxes	36,662	73,721
Income Tax Expense	-	-
Net Income	36,662	73,721

Basic Income per Share	0.17	0.35
Diluted Income per share	0.17	0.35
Basic Weighted Average Number of Common Shares Outstanding	208,796,444	208,796,444
Diluted Weighted Average Number of Common Shares Outstanding	209,640,819	208,796,444

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Comprehensive Income for the SIX Months Ended June 30, 2024 and 2023 (Unaudited)
All figures in USD ‘000

	Six Months Ended June 30,
	2024	2023
Net Income	36,662	73,721
Other Comprehensive Income (Loss)
Translation Differences	(112)	(216)

Total Other Comprehensive Income (Loss)	(112)	(216)
Total Comprehensive Income	36,550	73,505

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheets as of June 30, 2024 and December 31, 2023 (Unaudited)
All figures in USD ‘000, except share and per share amounts

	June 30, 2024	December 31, 2023
Assets
Current Assets
Cash and Cash Equivalents	40,758	31,078
Restricted Cash	6,828	2,283
Accounts Receivable, Net	22,805	26,287
Prepaid Expenses	6,610	4,319
Inventory	23,914	31,183
Voyages in Progress	15,097	11,178
Other Current Assets	1,448	2,582
Total Current Assets	117,460	108,910

Non-current Assets
Vessels, net	740,802	768,584
Right of Use Assets	783	578
Other Non-Current Assets	2,767	1,124
Total Non-Current Assets	744,352	770,286
Total Assets	861,812	879,196

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	2,616	3,446
Accrued Voyage Expenses	9,378	11,748
Other Current Liabilities	12,055	10,858
Dividends Payable	25,056	12,528
Current Portion of Long-Term Debt	98,731	31,898
Total Current Liabilities	147,836	70,478
Long-Term Debt	187,024	269,697
Operating Lease Liabilities	418	-
Other Non-Current Liabilities	684	717
Total Non-Current Liabilities	188,126	270,414

Commitments and Contingencies

Shareholders’ Equity
Common Stock, par value $0.01 per Share; 360,000,000 shares authorized, 208,796,444 and 208,796,444 shares issued and outstanding at June 30, 2024, and December 31, 2023, respectively	2,087	2,087
Additional Paid-in Capital	192,112	191,004
Contributed Surplus	354,711	404,823
Accumulated other comprehensive loss	(2,206)	(2,094)
Accumulated Deficit	(20,854)	(57,516)
Total Shareholders’ Equity	525,850	538,304
Total Liabilities and Shareholders’ Equity	861,812	879,196

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows for the Six Months Ended, June 30, 2024 And 2023 (Unaudited)
All figures in USD ‘000

	Six Months Ended June 30,
	2024	2023
Cash Flows from Operating Activities
Net Income (Loss)	36,662	73,721
Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	28,071	25,449
Dry-dock Expenditures	-	(65)
Amortization of Deferred Finance Costs	425	939
Share-based Compensation	1,108	1,147
Other, net	196	45
Changes in Operating Assets and Liabilities:
Accounts Receivable	3,483	(7,061)
Inventory	7,269	2,196
Prepaid Expenses and Other Current Assets	(1,158)	1,040
Accounts Payable and Accrued Liabilities	(1,789)	(13,203)
Voyages in Progress	(3,919)	14,912
Net Cash Provided by Operating Activities	70,348	99,120
Cash Flows from Investing Activities
Investment in Vessels	(313)	(347)
Investment in other Fixed Assets	(1,750)	-
Net Cash Used In Investing Activities	(2,063)	(347)

Cash Flows from Financing Activities
Repayments on Borrowing Facility	(6,040)	(21,245)
Repayments on Vessel Financing	(10,227)	(6,998)
Dividends Distributed	(37,583)	(31,319)
Net Cash Used in Financing Activities	(53,850)	(59,562)

Net Increase / (Decrease) in Cash, Cash Equivalents and Restricted Cash	14,435	39,211
Cash, Cash Equivalents and Restricted Cash at the Beginning of Period	33,361	63,302
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(210)	(99)
Cash, Cash Equivalents and Restricted Cash at the End of Period	47,586	102,414

Supplemental Disclosure of Cash Flow information
Cash and Cash Equivalents	40,758	96,480
Restricted Cash	6,828	5,934
Total Cash, Cash equivalents and Restricted Cash Shown in the Statement of Cash Flows	47,586	102,414
Cash Paid for Interest, Net of Amounts Capitalized	(15,491)	(14,818)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Shareholders’ Equity for the Six Months ended June 30, 2024 and 2023 (Unaudited)
All figures in USD ‘000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated deficit)	Total Shareholders’ Equity
Balance at January 1, 2023	208,796,444	2,087	188,801	507,134	(1,813)	(156,227)	539,982
Net Income	-	-	-	-	-	73,721	73,721
Share based compensation	-	-	1,147	-	-	-	1,147
Other comprehensive income	-	-	-	-	(216)	-	(216)
Dividends	-	-	-	(62,639)	-	-	(62,639)
Balance at June 30, 2023	208,796,444	2,087	189,948	444,495	(2,029)	(82,506)	551,995

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated deficit)	Total Shareholders’ Equity
Balance at January 1, 2024	208,796,444	2,087	191,004	404,823	(2,094)	(57,516)	538,304
Net Income	-	-	-	-	-	36,662	36,662
Share based compensation	-	-	1,108	-	-	-	1,108
Other comprehensive income	-	-	-	-	(112)	-	(112)
Dividends	-	-	-	(50,112)	-	-	(50,112)
Balance at June 30, 2024	208,796,444	2,087	192,112	354,711	(2,206)	(20,854)	525,850

The accompanying notes are an integral part of these condensed consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED

Notes to the Interim Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited interim condensed consolidated financial statements for Nordic American Tankers Limited, together with its subsidiaries, (the “Company”) have been prepared on the same basis as the Company’s annual financial statements, except in respect of the new accounting standard noted below, and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on April 29, 2024.

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies is included in note 2 of the Company’s annual financial statements for the year ended December 31, 2023, included in the Company’s Annual Report on Form 20-F.

3. VOYAGE REVENUES

Our voyage revenues consist of time charter revenues and spot charter revenues with the following split for the six-month periods ended June 30, 2024 and June 30, 2023:

All amounts in USD ‘000	2024	2023
Spot Charter Revenues	155,014	196,803
Time Charter Revenues	38,082	23,731
Total Voyage Revenues	193,096	220,534

Our voyage contracts have a duration of one year or less and we applied the exemption related to excluding the disclosure of remaining performance obligations. As of June 30, 2024, and December 31, 2023, the Company has capitalized fulfilment cost of $0.6 million and $0.1 million, respectively.

The future minimum revenues as of June 30, 2024, related to time charter revenues are as follows:

All amounts in USD ‘000	Amount
2024	24,787
2025	17,155
2026	17,155
2027	17,155
2028	7,405
Thereafter	-
Future minimum revenues	83,657

As of June 30, 2024, the Company has seven vessels on time charter contracts, where two of the vessels are on long-term time charter contracts for a six-year period that commenced in 2022. There are no options included in the long-term time charter agreements to extend the charter periods.

4. LONG-TERM DEBT AND CURRENT PORTION OF LONG TERM DEBT

The Company has two lenders financing its active fleet of Suezmax tankers; (1) the 2019 Senior Secured Credit Facility, including the $30 million Accordion Loan, secured by the fourteen vessels built prior to 2017, and (2) the Financing of 2018-built vessels, the Financing of the 2022-built vessels and the Financing of Nordic Hawk.

2019 Senior Secured Credit Facility and $30 million Accordion Loan

On February 12, 2019 the Company entered into a five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). On December 16, 2020, the Company entered into a loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). Further details regarding the facility are disclosed in our 2023 Annual report.

As of December 31, 2023, the Company had $84.6 million drawn under its 2019 Senior Secured Credit Facility, where $11.7 million, net of deferred financing cost of $0.4 million, was presented as Current Portion of Long-Term Debt.

The Company has repaid $6.0 million of the facility in the six months ended June 30, 2024 and as of June 30, 2024, the total outstanding balance was $78.6 million. Excess Cash Flow Payments generated from earnings in 2024 have been waived by the lender.

The credit facility matures in February 2025 and the remaining loan balance of $78.3 million, net of deferred financing cost of $0.3 million, is presented as current liabilities in the balance sheet. The facility has to be repaid with cash generated from operations, refinanced with a new facility or that an extension of the maturity date is agreed with the current lender or being repaid with proceeds from sale of assets. As of the date of this report, the Company has not determined which alternative will be pursued. Although not a preference, the 2022 ATM also provides flexibility. As of June 30, 2024, the loan-to-value ratio was about 12% based on the average of two broker estimates for the fourteen vessels used as collateral for loan and the Company considers that it has flexibility and options available in relation to the maturity of the loan.

Financing of 2018-built Vessels

The Company has three vessels that were built and delivered in 2018. The lender provided financing of 77.5% of the purchase price for each of the three 2018-built vessels. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase each vessel for $13.6 million upon the completion of the ten-year bareboat charter agreements, and also has an option to purchase the vessels after eighty-four months and the next anniversaries are in 2025. The purchase options have to be declared six months in advance of the anniversaries for each vessel. Further details regarding the financing are disclosed in our 2023 Annual report.

The outstanding amounts under this financing arrangement were $82.7 million and $87.2 million as of June 30, 2024 and December 31, 2023, respectively, where $9.1 million and $8.9 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of the 2022-built Vessels

The two vessels under this financing arrangement were delivered from the shipyard to the Company in 2022. The lender provided financing of 80.0% of the purchase price for each of the two 2022-built vessels. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase the vessels upon the completion of the ten-year bareboat charter agreements for a consideration of $16.5 million for each vessel and has options to purchase the vessels after sixty and eighty-four months. Further details regarding the financing are disclosed in our 2023 Annual report.

The outstanding amounts under this financing arrangement were $76.6 million and $79.4 million as of June 30, 2024 and December 31, 2023, respectively, where $5.4 million and $5.4 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of Nordic Hawk

The 2016-built vessel, Nordic Hawk, was delivered to the Company in December 2023. The lender provided financing of 75.0% of the purchase price. Upon delivery of the vessel, the Company entered into an eight-year bareboat charter agreement. The Company has an obligation to purchase the vessel for $5.9 million upon the completion of the eight-year bareboat charter agreement and has the option to purchase the vessel after sixty and eighty-four months. Further details regarding the financing are disclosed in our 2023 Annual report.
The outstanding amounts under this financing arrangement were $50.5 million and $53.5 million as of June 30, 2024, and December 31, 2023, respectively, where $5.9 million and $5.9 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

As of June 30, 2024, the Company has the following scheduled principal repayments required to be made under the Company’s debt facilities as follows:

Debt repayments in $’000s	Total	2024*	2025	2026	2027	2028	Thereafter
2019 Senior Secured Credit Facility	78,601	5,290	73,311	-	-	-	-
Financing of 2018-built Vessels	82,747	4,646	9,534	9,974	10,434	48,159	-
Financing of 2022-built Vessels	76,609	2,773	5,500	5,500	5,500	5,515	51,821
Financing of Nordic Hawk	50,548	3,025	6,016	6,000	6,000	6,016	23,491
Total	288,505	15,734	94,361	21,474	21,934	59,690	75,312

*Q3 and Q4 2024 repayments

The table above includes contractual repayments for the 2019 Senior Secured Credit Facility and the excess cash flow mechanism could result in higher loan repayments than indicated above, if the Company generates excess cash from operations and the funds are applied against the loan balance.

The Company monitors compliance with the financial covenants on a regular basis and as at June 30, 2024, the Company was in compliance with the financial covenants in the debt facilities.

On a regular basis, the Company performs cash flow projections to evaluate whether it will be in a position to cover the liquidity needs for the next 12-month period and the compliance with financial and security ratios under existing and future financing agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations. The Company prepares cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated freight rates. The Company applies an average of several broker estimates in combination with own estimates for the coming 12-months period. Based on the current estimates the Company believes that current cash, cash equivalents and restricted cash and cash expected to be generated from operations, together with the ATM program, are sufficient to meet the working capital needs and other liquidity requirements for the next 12 months from the date of this report. Further information related to the maturity of the 2019 Senior Secured Credit Facility in February 2025 is included and discussed above.

5. VESSELS

Vessels, net, consist of the carrying value of 20 vessels as of June 30, 2024, and December 31, 2023. The book value of vessels includes capitalized drydocking costs.

The vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not reflect its recoverable amount. If impairment indicators are present, the Company compares the estimate of the undiscounted cash flows expected to be generated by the assets to its carrying value when determining whether the assets are recoverable.

All figures in USD ‘000	June 30, 2024	December 31, 2023
Vessels and Drydocking Cost	1,232,383	1,232,121
Less Accumulated Depreciation and Impairment Loss on Vessels	(491,581)	(463,537)
Net Book Value Vessels	740,802	768,584

6. OTHER CURRENT LIABILITIES

All figures in USD ‘000	June 30, 2024	December 31, 2023
Accrued Expenses	4,456	5,293
Other Liabilities	2,412	1,616
Deferred Revenues	5,187	3,949
Total as of	12,055	10,858

Deferred revenues relate to prepaid charter hire from customers.

7. EARNINGS PER SHARE

Basic earnings per share (“EPS”) are computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

	Six months ended June 30,
All figures in USD ‘000 except share and per share amounts	2024	2023
Numerator
Net Income	36,662	73,721
Denominator
Basic – Weighted Average Common Shares Outstanding	208,796,444	208,796,444
Dilutive – Weighted Average Common Shares Outstanding	209,640,819	208,796,444
Net Income per Common Share
Basic	0.17	0.35
Diluted	0.17	0.35

8. SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Outstanding Shares	Common Stock
Balance as of December 31, 2023	360,000,000	208,796,444	2,087
$60 million 2022 ATM offering	-	-	-
Balance as of June 30, 2024	360,000,000	208,796,444	2,087

On February 14, 2022, the Company entered into an equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. The Company has not raised any proceeds through the arrangement in the six months’ period ending June 30, 2024 and there is a remaining available balance of $26.4 million under this ATM. Further information about utilization in prior periods can be found in the 2023 Annual Report.

Based on the share price of the Company of $3.62 as of September 26, 2024, it would have resulted in 7,304,736 new shares being issued, if fully utilizing the remaining balance available.

In 2022, the Company granted 3,990,000 stock options to persons employed in the management of the Company and members of the Board of Directors. The Company has recognized a cost of $1.1 million from this stock incentive plan in 2024 and accordingly credited Additional Paid in Capital. The unexercised stock options have potential dilutive effect on the Earnings per Share presented in footnote 7 and are included in the diluted EPS calculation as of June 30, 2024.

In the first six months of 2024, the Company has declared $50.1 million in dividends, or $0.24 per share. The Company has paid out $37.6 million in the period of which $12.5 million was related to the dividend declared in the fourth quarter of 2023. The dividend of $25.1 million, or $0.12 per share, declared in the second quarter of 2024 has been distributed in July 2024 and is presented in the balance sheet as Dividends Payable as of June 30, 2024.

9. COMMITMENTS AND CONTINGENCIES

No material claims have been filed against the Company or are outstanding as of December 31, 2023 and as of June 30, 2024.

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings resulting from operating the vessels in numerous jurisdictions worldwide. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.

10. SUBSEQUENT EVENTS

On August 29, 2024, the Company declared a dividend of $0.12 cent per share in respect of the results for the second quarter of 2024, which is payable on November 26, 2024.